FuelGems Inc.



ANNUAL REPORT

301 Congress Ave #2200, Austin, Texas 78701

Austin, TX 78701

(415) 251-0250

https://www.fuelgems.com/

This Annual Report is dated April 26, 2022.

BUSINESS

FuelGems, Inc.'s revolutionary fuel additive uses proprietary produced and modified nanoparticles to transform the operation of diesel and gasoline-powered engines. With the FuelGems additive, carbon emissions drop by 9%, poisonous carbon monoxide emissions by 15%, and the release of unburnt hydrocarbons and other dangerous particulate matter and emissions fall by up to 50%. Lubricity of the engine and its components is increased and fuel efficiency also rises by up to 9%.

FuelGems' additive is cost-effective and requires only a microdose of 1-5 grams for 260 gallons of fuel. The Company forecasts approximately $420 million in revenue by year 6 of full scale operations, with projected expenses of $249 million (40% EBITDA margin). These projections are based on the Company's belief that it can reach 10 gas station operators (500 gas stations per operator) and 10 refineries by 2026.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $50,000.00

Number of Securities Sold: 5,250,000

Use of proceeds: General operations

Date: March 14, 2019

Offering exemption relied upon: 506(c)

Type of security sold: SAFE

Final amount sold: $35,000.00

Use of proceeds: General operations

Date: October 02, 2020

Offering exemption relied upon: 506(c)

Type of security sold: SAFE

Final amount sold: $40,200.00

Use of proceeds: General operations

Date: January 01, 2021

Offering exemption relied upon: 506(c)

Type of security sold: SAFE

Final amount sold: $803,490.00

Use of proceeds: General operations

Date: November 20, 2020

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

FuelGems, Inc. was organized in March 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.
Revenue. For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenue of $0. FuelGems, Inc. is currently in the pilot phase of its product.
Assets. As of December 31, 2020, the Company had total assets of $626,712, including $607,126 in cash. As of December 31, 2020, the Company had total assets of $362,365 including $362,365 in cash.
Expenses. The Company's operating expenses totaled $547,459 for the fiscal year ended December 31, 2020, compared to $124,186 for the fiscal year ended December 31, 2020. General and administrative expenses increased from $99,786 in 2020 to $193,252 in 2021. The key expenses were contractor salaries and marketing expenses.

Historical results and cash flows:

The Company set up initial production and is pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are expanding production capacity, which will allow to run pilot testing with prospective clients, convert those to contracts, and grow revenue thereafter. Past cash was primarily generated through seed funding. Our goal is to expand the output of our fuel additive, secure further intellectual property, expand sales and marketing efforts, generate, and grow revenue. We are working to the goal of licensing the technology.
The funds raised were put in place to set up and expand the production capacity. FuelGems will execute the current pilots and grow the pipeline in order to generate clients. We believe that once we generate initial clients, cash flows will expand at a strong rate given there is strong demand for the product, and that the market is large. After initial revenue streams, we believe that the company will shift its strategy to maximize growth and expand cash flows. The second growth approach that we are putting in place is to license the technology.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $362,635.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Due to Related Party $24,030. Kirill Gichunts, the Shareholder and CEO, charged operational and recurring business expenses, such as domains, email service, for convenience purposes to his debit card and would reimburse these expenses.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kirill Gichunts

Kirill Gichunts's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, and Co-Founder

Dates of Service: March 14, 2019 - Present

Responsibilities: Run the operations of the company. Kirill Gichunts owns 61.77% of FuelGems stock vested over 4 year period since company incorporation.

Other business experience in the past three years:

Employer: H2 Energy Renaissance

Title: CEO & Co-Founder

Dates of Service: October 01, 2011 - January 01, 2019

Responsibilities: Run the operations of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Kirill Gichunts

Amount and nature of Beneficial ownership: 3,550,000

Percent of class: 61.77

RELATED PARTY TRANSACTIONS

Due to Related Party $24,030. Kirill Gichunts, the Shareholder and CEO, charged operational and recurring business expenses, such as domains, email service, for convenience purposes to his debit card and would reimburse these expenses.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,880,381 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,775,513 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 10,000 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 275,000 shares to be issued pursant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

In the event of a Dissolution Event, Liquidity Event or a transaction or series of transactions with the principal purpose of raising capital (pursuant to which the Company issues and sells equity securities), the Investor agrees to vote in favor of such Dissolution Event, Liquidity Event or capital raising transaction so long as the Company's board of directors has voted in favor of such event.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $3,929,995.32 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a fuel additive. Our revenues are therefore dependent upon that market.

We may never have an operational product or service

It is possible that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/creditors.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the early stage of technology development. Delays or cost overruns in the development of our fuel additive and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights

The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

FuelGems, Inc. was formed on March 14, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FuelGems Inc. has incurred a net loss and has had no revenue generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that FuelGems fuel additive is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns filed patents and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Potential lack of use or public interest

A potential lack of use or public interest in the FuelGems product and change in the legal and regulatory environment in fuel and fuel additives could negatively impact FuelGems's business operations and revenue streams.

FuelGems's current business model is built on a product that has demonstrated performance with variance in results in real life and in research institution/university testing and the leadership has assembled a quality team to grow the company.

However, it is possible that the company will not be able to successfully implement future components of the business model, manufacturing using its own equipment to produce the nanoparticles or having the nanoparticles deliver the stated results. If FuelGems is unable to deliver these items, or the market does not respond positively to them, some or all of the usefulness of FuelGems product may be at risk, despite any corrective actions FuelGems may take.

Potential changes to such effects, specifications, uses and applications

Although FuelGems intends for the FuelGems product to have the stated effects, specifications, uses and applications, FuelGems may make changes to such effects, specifications, uses and applications for any number of reasons.

FuelGems may rely on third parties to develop and build out components of the product or its manufacture.

FuelGems may be unable to retain third parties with the requisite expertise, and those it does retain may not adequately perform their obligations under an agreement with FuelGems.

FuelGems's success depends on its continued innovation and increase in the output of the product to provide products that are useful for users.

If FuelGems is unable to continue offering high-quality, products, it may be unable to attract additional users or retain current users, which could harm FuelGems's business, results of operations and financial condition. In addition, FuelGems's success depends on its ability to continue to attract users to its product.

Cash

If FuelGems runs out of cash and not able to successfully monetize the technology and/or raise additional capital, it may need to liquidate the business.

A prolonged downturn

A prolonged downturn in one or more of the economies in the countries where FuelGems operates and intends to operate would result in reduced demand and will affect the ability of FuelGems product to generate significant revenue.

An investment in FuelGems is speculative and may involve substantial investment and other risks.

Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of FuelGems's business objectives, and risk of illiquidity. The performance results of an investment in FuelGems stock can be volatile. No representation is made that the FuelGems will achieve certain performance goals or that any investment in FuelGems will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the FuelGems stock and it may be subject to substantial transfer restrictions.

Technology

FuelGems develops new and novel and experimental technology. In addition to the risks outlined, there are other risks associated with FuelGems, including those that FuelGems cannot anticipate.

Our business could be adversely affected by the effects of health epidemics, including the recent COVID-19 outbreak, in regions where we, or third parties on which we rely have distribution centers, concentrations of suppliers and sales and marketing teams or other business operations.

The COVID-19 pandemic could materially affect our operations, as well as the business or operations of our suppliers, contractors, customers and other third parties with whom we conduct business. The effects of the public health directives and orders, may negatively impact our productivity, disrupt our business and delay our timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

The Company may change its financial monetization strategy in the future that can drastically impact financial projections.

For example, the Company may elect for a longer period to offer free products in order to attract more customers/users. Such decisions may impact the financial plan and projections that were stated earlier by the management.

Our prospects must be considered in light of the risks that any new company encounters.

The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company has the right to extend the Offering deadline.

This means that your investment may continue to be held in escrow while the Company attempts to raise the target amount even after the offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached.

The Company may never receive a future equity financing that results in the conversion of the Securities upon such future financing.

The Company may never undergo a liquidity event such as a sale of the Company or an IPO. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

Regulatory Environment and Interest Risk

A potential lack of use or public interest in the FuelGems product and change in the legal and regulatory environment in fuel and fuel additives could negatively impact FuelGems's business operations and revenue streams.

Business Model Risks

FuelGems's current business model is built on a product that has demonstrated performance with variance in results in real life and in research institution/university testing and the leadership has assembled a quality team to grow the company. However, it is possible that the company will not be able to successfully implement future components of the business model, manufacturing using its own equipment to produce the nanoparticles or having the nanoparticles deliver the stated results. If FuelGems is unable to deliver these items, or the market does not respond positively to them, some or all of the usefulness of FuelGems product may be at risk, despite any corrective actions FuelGems may take.

Application Risks

Although FuelGems intends for the FuelGems product to have the stated effects, specifications, uses and applications, FuelGems may make changes to such effects, specifications, uses and applications for any number of reasons.

Outsourcing Risk

FuelGems may rely on third parties to develop and build out components of the product or its manufacture. FuelGems may be unable to retain third parties with the requisite expertise, and those it does retain may not adequately perform their obligations under an agreement with FuelGems.

Operations Risk

FuelGems's success depends on its continued innovation and increase in the output of the product to provide products that are useful for users. If FuelGems is unable to continue offering high-quality, products, it may be unable to attract additional users or retain current users, which could harm FuelGems's business, results of operations and financial condition. In addition, FuelGems's success depends on its ability to continue to attract users to its product.

Operations Risk

If FuelGems runs out of cash and not able to successfully monetize the technology and/or raise additional capital, it may need to liquidate the business.

Operations Risk

A prolonged downturn in one or more of the economies in the countries where FuelGems operates and intends to operate would result in reduced demand and will affect the ability of FuelGems product to generate significant revenue.

Assumptions Risks

Forward looking statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections. These and other factors could adversely affect the outcome and financial effects of the plans and events of FuelGems and may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. No statement is intended to be nor may be construed as a profit forecast. Prospective investors are cautioned not to invest based on these forward-looking statements and projections.

Investment Risk

An investment in FuelGems is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of FuelGems's business objectives, and risk of illiquidity. The performance results of an investment in FuelGems stock can be volatile. No representation is made that the FuelGems will achieve certain performance goals or that any investment in FuelGems will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the FuelGems stock and it may be subject to substantial transfer restrictions.

Additional Risks

FuelGems develops new and novel and experimental technology. In addition to the risks outlined, there are other risks associated with FuelGems, including those that FuelGems cannot anticipate.

Perks Risk

The Company currently, in an effort to attract investors, offers certain benefits (rewards/perks). For example, discounts to FuelGems product. At some point, however, FuelGems may abandon the discounts and benefits that have been or are being provided and these would no longer be benefits.

Strategy Risks

The Company may change its financial monetization strategy in the future that can drastically impact financial projections. For example, the Company may elect for a longer period to offer free products or focus on running pilots in order to attract more customers/users. Such decisions may impact the financial plan and projections that were stated earlier by the management.

Competitor Risk

FuelGems's existing and potential competitors include, but are not limited to, companies that operate, or could develop nanotechnology based fuel additives. These companies could devote greater technical and other resources than FuelGems has available, have a more accelerated timeframe for deployment and leverage their existing customer bases/distribution network and proprietary technologies to provide products that users might view as superior to FuelGems's offerings. Any of FuelGems's future or existing competitors may introduce different solutions that attract users or provide solutions similar to FuelGems's but with better branding or marketing resources. If FuelGems is not able to continue to attract users of it product, FuelGems's business, results of operations and financial condition would be harmed.

Operations Risk

Our prospects must be considered in light of the risks that any new company encounters. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Projections Risk

The financial projections included in this Form C and all other materials or documents supplied by us should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Form C. The financial projections have not been prepared based upon certified public accounting standards and have not been reviewed by an independent accountant. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. The financial projections included herein are based on assumptions made by us regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate such financial projections. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Neither we nor any other person or entity makes any representation or warranty as to the future profitability of an investment in our securities.

Operations Risk

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

FuelGems Inc.

By /s/ *Kirill Gichunts*

    Name: <u>FuelGems Inc.</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

FUELGEMS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
FuelGems, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of FuelGems, Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of FuelGems, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 21, 2022

FUELGEMS, INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	**362,635**
TOTAL CURRENT ASSETS		**362,635**
PROPERTY AND EQUIPMENT		
Property and equipment, net		**52,237**
OTHER ASSETS		
Intangible assets		**18,266**
TOTAL ASSETS	$	**433,138**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	**-**
Due to related party		**24,030**
TOTAL CURRENT LIABILITIES		**24,030**
TOTAL LIABILITIES		**24,030**
SHAREHOLDERS' EQUITY		
Common stock, see note 5		**606**
Additonal paid-in capital		**1,173,993**
Accumulated deficit		**(765,491)**
TOTAL SHAREHOLDERS' EQUITY		**409,108**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**433,138**

See independent accountant's review report and accompanying notes to financial statements.

FUELGEMS, INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Advertising and marketing		164,509
Depreciation and amortization expense		2,629
General and administrative		81,002
Legal and professional fees		106,067
Salaries and wages		193,252
TOTAL OPERATING EXPENSES		547,459
NET OPERATING LOSS		(547,459)
NET LOSS	$	(547,459)

See independent accountant's review report and accompanying notes to financial statements.

- 4 -

FUELGEMS, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

| | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2021	4,509,375	$ 479	$ 74,521	$ (218,032)	$ (143,032)
Common stock reserved for future issuance, see note 5	-	-	220,782	-	$ 220,782
Conversion of SAFEs to common stock	1,266,138	127	878,690	-	$ 878,817
Net loss	-	-	-	(547,459)	$ (547,459)
ENDING BALANCE, DECEMBER 31, 2021	**5,775,513**	**$ 606**	**$ 1,173,993**	**$ (765,491)**	**$ 409,108**

See independent accountant's review report and accompanying notes to financial statements.

FUELGEMS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(547,459)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense		2,629
CASH USED FOR OPERATING ACTIVITIES		(544,830)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets		(53,546)
CASH USED FOR INVESTING ACTIVITIES		(53,546)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of due to related party		(11,354)
Issuance of SAFE obligations, converted to capital		144,409
Reservation of common stock		220,782
CASH PROVIDED BY FINANCING ACTIVITIES		353,837
NET DECREASE IN CASH		(244,539)
CASH AT BEGINNING OF YEAR		607,126
CASH AT END OF YEAR	$	362,587

CASH PAID DURING THE YEAR FOR:		
INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
FuelGems, Inc. (the "Company") was incorporated in the State of Delaware on March 14, 2019. The Company has invented an incredibly powerful new fuel additive that skyrockets the cleanness and performance of Gasoline, Diesel and Biofuel. Just a tiny micro-dose of this carbon-based nanoparticle will create a never-before-seen impact on both the fuel industry – and the future. The Company's scientific breakthrough in fuel has created a landmark that will transform the way people power every single mode of transportation through 2050.

Going Concern
Since Inception, the Company has relied on funds from related party notes, SAFE obligations and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent. Amortization expense for the year ending December 31, 2021, was $867.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Texas.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company is still in the pre-revenue stage. For the year ending December 31, 2021, the Company recognized no revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

Equipment	$ 55,206
	55,206
Less: Accumulated depreciation	(2,969)
Total	$ 52,237

4. **Due to Related Party**

Since inception, related parties have provided loans to the Company valued at $24,030 as of December 31, 2021. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management intends to pay back the related party loan in the next year.

5. **Equity**

Common Stock
Under the articles of incorporation, the Company has the authority to issue up to 10,000,000 shares of common stock at a $0.0001 par value. As of December 31, 2021, there were 5,775,513 shares issued and outstanding.

Shares Reserved for Future Issuance
The Company is currently conducting a crowdfunding raise through StartEngine, in which it is selling up to 1,880,381 shares of common stock at $2.09 per share. As of December 31, 2021, the Company has received a total of $227,157 in cash for shares sold on the platform. The shares have not been issued as of December 31, 2021. The Company intends to issue approximately 108,688 shares in exchange for the cash received.

Equity Incentive
Under the Operating Agreement, the Company can issue compensatory equity interests to employees, contractors, and advisors. Two hundred and seventy-five thousand (275,000) shares of common stock is reserved for equity incentives. These shares typically vest over 48 months. As of December 31, 2021, no shares have been issued under this Plan.

6. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on March 14, 2019 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7. **Subsequent Events**

Crowdfunding Offering
The Company is currently offering (the "Crowdfunded Offering") up to $3,929,995 in Common Stock for $2.09 a share. The Company is attempting to raise a minimum amount of $9,999 in this offering and up to $3,929,995 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine Capital, LLC (the "Intermediary" aka "StartEngine"). The Intermediary will be entitled to receive a 7-13% commission fee and 2% of the securities issued in this offering.

The Company currently has non-binding commitments of $1,014,566 associated with this raise. The Company will be closing this raise on April 29, 2022.

Managements Evaluation
The Company has evaluated subsequent events through April 21, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

CERTIFICATION

I, Kirill Gichunts, Principal Executive Officer of FuelGems Inc. , hereby certify that the financial statements of FuelGems Inc. included in this Report are true and complete in all material respects.

Kirill Gichunts

CEO